                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                              RED LION HOTELS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   756701 10 8
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  756701 10 8                  13G            PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             RED LION, A CALIFORNIA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             CALIFORNIA
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             -0-
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0.0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

ITEM 1.

         (A)      NAME OF ISSUER:

                  Red Lion Hotels, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4001 Main Street
                  Vancouver, Washington 98663

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                  Red Lion, a California Limited Partnership

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  15350 S.W. Sequoia Parkway
                  Suite 300
                  Portland, Oregon 97224

         (C)      CITIZENSHIP:

                  California

         (D)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER:

                  756701 10 8

ITEM 3.  Not applicable.

ITEM 4.  OWNERSHIP.

         (A)      AMOUNT BENEFICIALLY OWNED:

                  On November 8, 1996, RLH Acquisition Corp., a wholly owned subsidiary of Doubletree Corporation ("Doubletree"), was merged (the "Merger") with and into Red Lion Hotels, Inc. ("Red Lion Hotels"), and each share of common stock of Red Lion Hotels was converted into the right to receive cash and shares of common stock of Doubletree. As a result of the Merger, all of the shares of common stock of Red Lion Hotels previously owned by Red Lion, a California Limited Partnership ("Red Lion"), were converted into cash and shares of common stock of Doubletree. Consequently, Red Lion no longer owns any shares of common stock of Red Lion Hotels, and RLA-GP, Inc., a Delaware corporation and the sole general partner of Red Lion, in which capacity

                               Page 3 of 6 pages.

                  it may have been deemed the beneficial owner of the shares of Red Lion Hotels common stock owned by Red Lion, no longer beneficially owns any shares of common stock of Red Lion Hotels.

         (B)      PERCENT OF CLASS:

                  0.0%

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or direct the vote:

                           -0-

                  (ii)     Shared power to vote or to direct the vote:

                           -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           -0-

                  (iv) Shared power to dispose or to direct the disposition of:

                           -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


                               Page 4 of 6 pages.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10.          CERTIFICATION

                  Not applicable.


                               Page 5 of 6 pages.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                              RED LION, A CALIFORNIA LIMITED PARTNERSHIP

                              By:      RLA-GP, INC.
                              Its:     General Partner



                                       By: /s/ Edward A. Gilhuly
                                          ------------------------------------
                                       Name:    Edward A. Gilhuly
                                       Title:   Executive Vice President



                                               Page 6 of 6 pages.